SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 10, 2002

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

ITEM 5. OTHER EVENTS.

On July 10, 2002, Irwin Financial Corporation provided additional residual asset disclosure as described in the news release attached as Exhibit 99.1.

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

(c) Exhibits.

99.1 News Release issued July 10, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: July 10, 2002   By: /s/ GREGORY F. EHLINGER

_____

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	News Release issued July 10, 2002

Irwin Financial Corporation
500 Washington Street
P.O. Box 929
Columbus, IN 47202-0929
812.376.1909
812.376.1709 Fax
www.irwinfinancial.com



News Release: IMMEDIATE RELEASE

For further information, contact:

Suzie Singer, Corporate Communications   812.376.1917
Greg Ehlinger, Chief Financial Officer   812.376.1935

IRWIN FINANCIAL CORPORATION PROVIDES ADDITIONAL
RESIDUAL ASSET DISCLOSURE

(Columbus, IN, July 10, 2002) Irwin Financial Corporation (NYSE: IFC), an interrelated group of specialized financial services companies focusing on mortgage banking, small business lending, and home equity lending, today provided additional disclosure with regard to the regulatory treatment of its home equity residual assets.

As previously announced, we are preparing for full implementation at year-end 2002 of new federal banking regulations governing securitization of residual interests (the "Residual Regulations" at 66 FR 59614, November 29, 2001). Those regulations recognize differences in types of residuals and under certain circumstances, require special capital treatment of credit enhancing interest-only strips (CEIOS). Upon further review of: i) the Residual Regulations, ii) additional interpretative guidance provided by banking regulators including SR 0216, and iii) specific structural features of our residual assets, we have determined that our ratio of CEIOS to Tier 1 capital as of March 31, 2002, would have been approximately 33% had the new rules been fully implemented at that time.

Under the Residual Regulations, CEIOS that exceed 25% of a banking organization's Tier 1 capital are to be deducted from Tier 1 capital for risk capital ratio calculation purposes. Capital is then to be held on a dollar-for-dollar basis for all residual assets, net of deferred tax liabilities existing due to the creation of the residuals.

Due to capital raising earlier in 2002, anticipated earnings retention, subsequent accretion of trust preferred stock into Tier 1 capital throughout the remainder of 2002, residual amortization throughout 2002, and other normal balance sheet changes, we expect that our CEIOS will have declined to less than 25% of Tier 1 capital by December 31, 2002. Accordingly, we anticipate that we will have little if any deduction of Tier 1 capital due to CEIOS concentration when the Residual Regulations become fully effective at that date. We will continue to hold dollar-for-dollar capital, net of deferred tax liabilities, against the entire residual asset.

About Irwin Financial

Irwin Financial Corporation (www.irwinfinancial.com) is an interrelated group of specialized financial services companies organized as a bank holding company, with a history tracing to 1871. The Corporation, through its five major subsidiaries -- Irwin Mortgage Corporation, Irwin Union Bank, Irwin Home Equity Corporation, Irwin Capital Holdings, and Irwin Ventures -- provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.

About Forward-Looking Statements

This press release contains forward-looking statements and estimates that are based on management's expectations, estimates, projections and assumptions. These statements and estimates include but are not limited to earnings estimates and projections of financial performance and profitability, and projections of business strategies and future activities. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. Words such as "believes," "will," "anticipated," "expects," "continue," and similar expressions, are intended to identify forward-looking statements. We undertake no obligation to update publicly any of these statements in light of future events.

Actual future results may differ materially from what is projected due to a variety of factors including: potential changes in interest rates, which may affect consumer demand for our products and the valuation of our servicing portfolio; refinancing opportunities, which may affect the prepayment assumptions used in our valuation estimates; unanticipated deterioration in the credit quality of our assets; difficulties in selling residual assets as contemplated; difficulties in delivering loans to the secondary market as planned; difficulties in expanding our business or raising capital as needed; competition from other financial service providers for experienced managers as well as for customers; changes in the value of companies in which we invest; legislative or regulatory changes, including changes in the interpretation of new regulatory capital rules; changes in applicable accounting policies or principles or their application to our businesses; or governmental changes in monetary or fiscal policies.